SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: December 10, 2019

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Television Announces the Acquisition of Silvergate Media

December 10, 2019
Sony Corporation

Sony Pictures Television Announces the Acquisition of
Silvergate Media

December 10, 2019 (Pacific Standard Time) – Sony Pictures Television Inc., a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that Sony Pictures Entertainment Inc. (“SPE”) has acquired Silvergate Media Group (“Silvergate”) through Columbia Pictures Corporation Limited (“CPCL”), a wholly-owned subsidiary of SPE. The total purchase price for this acquisition was approximately 195 million U.S. dollars. As a result of this acquisition, CPCL owns (1) 100% of Silvergate Topco Limited, which holds all assets of Silvergate other than certain rights held by Silvergate BP Bidco Limited, and (2) 31% of Silvergate BP Bidco Limited, the entity through which Silvergate produces its Peter Rabbit television series.  For further details, please refer to the attached press release.

This acquisition is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2020.

SONY PICTURES TELEVISION ANNOUNCES THE ACQUISITION OF CHILDREN’S MEDIA COMPANY SILVERGATE TO STRENGTHEN ITS ENTRY INTO THE KIDS GENRE

[Culver City, CA – December 10, 2019] -- Sony Pictures Television (“SPT”) today announced the acquisition of independent media company Silvergate Media (“Silvergate”) from the management team of Silvergate and from Shamrock Capital, a Los Angeles based investment firm.  Silvergate focuses on developing, producing and licensing children’s animation with offices in both London and New York.
Silvergate will continue to be managed by CEO Waheed Alli and William Astor will continue as Chairman.
Under the deal, Sony Pictures Entertainment (“SPE”), through a wholly-owned subsidiary, has acquired 100% of Silvergate Topco Limited, whose assets include Silvergate’s 49% interest in a joint venture with Beijing-based Wanda Group, which holds the rights to Octonauts. Additionally, SPE has acquired a minority stake in Silvergate BP Bidco Limited, which produces the Peter Rabbit television series and will continue to be majority-owned by Waheed Alli. The total purchase price was approximately $195 million.
This acquisition, alongside the announcement to expand the business of Sony Pictures Animation to include animated television series, underlines SPT’s strategy of diversifying its studio business and growing key genres.
Mike Hopkins, Chairman, Sony Pictures Television said, “We are excited to extend our capabilities and gain valuable children’s IP to bolster our entry into the kids’ space. Silvergate gives us a great building block to expand into this genre in a meaningful way.”

Waheed Alli said, “We are all excited about joining SPT and the creative teams within the SPT family. 2020 will see a new and strong development slate coming to market with some exciting new series in the pipeline.”

Silvergate was founded in October 2011 through the purchase of rights to two preschool properties. Over the past several years, the company has significantly expanded its children’s IP.  Silvergate also has a strong and growing presence in China, collaborating with Chinese conglomerates and effectively monetizing IP with its partners.
“This is the beginning of an exciting new chapter for the team at Silvergate,” said Will Wynperle, Partner at Shamrock. “Over the past several years, the company has significantly grown its portfolio of brands, many of which can be seen on a global basis. We have enjoyed working with the Silvergate team over the past several years and they are excited about their new partnership with SPT.”

Alvarium served as financial advisor to Silvergate Media and Foot Anstey LLP served as its legal counsel.  Latham & Watkins served as legal advisor to SPT.

About Silvergate Media
The company was founded by Lord Alli and Viscount Astor in October 2011. Since then the company has established its creative studio in New York, which has built Octonauts into a global success, produced and delivered Sunny Day for Nickelodeon and Hilda for Netflix. Silvergate is in production on four new properties for partners Netflix, Disney and Nickelodeon, as well as producing a string of new content for its hit series Octonauts and Hilda.

Currently in production: three new seasons of Octonauts (Above and Beyond), two 70-minute movies and a 44-minute musical; Season 2 and a 70-minute movie special of Hilda; Season 1 of a new show Made By Maddie; Season 2 of Sunny Day for Nickelodeon; Season 1 of a new show Monkey with a Toolbelt; and Season 1 of a new show Creature Cases for Netflix and a new Disney series.

About Sony Pictures Television
Sony Pictures Television (“SPT”) is one of the television industry’s leading content providers, producing, distributing and carrying programming worldwide in every genre and for every platform. In addition to managing one of the industry’s largest libraries of award-winning feature films, television shows and formats, SPT is home to a thriving global content business, operating 24 wholly-owned or joint-venture production companies in 12 countries, as well as linear and digital channels around the world. SPT is a Sony Pictures Entertainment Company.

About Shamrock Capital
Shamrock Capital is a Los Angeles-based investment firm with approximately $1.6 billion of assets under management, investing exclusively in the media, entertainment, and communications sectors. Shamrock was originally founded in 1978 as the family investment company for the late Roy E. Disney and has since evolved into an institutional money manager with a leading group of investors including endowment and pension funds. Shamrock partners with strong management teams and takes an active, collaborative approach to creating value in each investment. Shamrock’s current investments include Appetize, Branded Cities, DeCurtis, FanDuel, Iyuno Media Group, Maple Media, Mobilitie, Omega Wireless, Pixellot and Wpromote. For more information, visit shamrockcap.com.

EOF